

Burns Figa & Will P.C.

# TELECOPIER TRANSMITTAL SHEET

**RECEIVING TELECOPY NO:** 202-772-9368

**DATE:** SEPTEMBER 28, 2006

**TIME:** 2:31 PM

**DELIVER TO:** MATT FRANKER, ESQ.

**FROM:** HERRICK K. LIDSTONE, JR.

**COMMENTS:** PLEASE SEE THE ATTACHED PROPOSED ADDITIONS TO RESPOND TO YOUR COMMENT IN OUR TELEPHONE CONVERSATION. PLEASE CALL ME AT YOUR CONVENIENCE WHEN YOU HAVE AN OPPORTUNITY TO DISCUSS THESE PROPOSED CHANGES.

**FILE NO.:** 4015.00

**TOTAL NUMBER OF PAGES INCLUDING COVER SHEET:**

IF YOU HAVE ANY PROBLEMS RECEIVING THIS TRANSMISSION, PLEASE CALL 303-796-2626.

ORIGINAL DOCUMENT(S):

- ______ CONFIRMATION COPY WILL BE MAILED
- ______ CONFIRMATION COPY WILL BE SENT BY OVERNIGHT DELIVERY
- ______ FACSIMILE COPY ONLY

BURNS FIGA & WILL P.C.
ATTORNEYS AT LAW
6400 S. Fiddler's Green Circle, Suite 1000 • Greenwood Village, CO 80111 • P:303 796 2626 • F:303 796 2777 • www.bfw-law.com

of or payment of interest on the 6% Debentures or upon exercise of the warrants would only result in a dilution to existing shareholders in our net tangible value if the effective issuance price was less than our net tangible book value per share at that time which, at July 31, 2006, was $0.051 per share.

Additionally, we understand that shareholder approval of proposal no. 3 will likely result in a significant number of shares being issuable to Cornell in payment of interest, conversion of the 6% Debentures, and exercise of warrants over a period of time, and that the issuance will likely occur when we could probably obtain financing on more favorable terms. This "market overhang" may adversely impact the market for our shares of common stock and, consequently, may have the effect of depressing the market price for our shares (which is currently below $1.00 per share). This may make it more difficult to comply with the requirements of Nasdaq Marketplace Rule 4310(c)(8)(D) for the Nasdaq Capital Market which requires a minimum bid price of $1.00 per share. We have received notification from Nasdaq that we must regain compliance with the Rule (which requires a $1.00 minimum bid price of our common stock for a minimum of 10 consecutive business days) before January 8, 2007. If we fail to obtain compliance, as long as we meet the Nasdaq Capital Market initial listing criteria as set forth in Marketplace Rule 4310(c), except for the bid price requirement, we will be granted an additional 180 calendar days to obtain compliance. We cannot give any assurance that we will be able to meet the Nasdaq requirements to maintain our Nasdaq Capital Market listing, or that if we do, a stable trading market will develop for our stock or our warrants. If Nasdaq does remove our common stock and Class B and Class C warrants from the Nasdaq Capital Market (where they are currently trading), our shareholders will be able to trade our shares and publicly-held warrants on the OTC Bulletin Board only if market makers file the required documents to permit trading on the OTC Bulletin Board (which filings are not within our control or discretion) or the 'pink sheets.' A failure to continue trading on the Nasdaq Capital Market or a more senior exchange may adversely impact the liquidity for our shares and warrants, and would constitute a default under the 8% Debentures (if they remain outstanding at the time) and (if trading is not then commenced on the OTC Bulletin Board) the 6% Debentures. A failure to maintain our listing on the Nasdaq Capital Market or a more senior exchange would also likely make an investment in our common stock less attractive to public and private investors.

## The Financing

On May 31, 2006, we completed a private placement pursuant to which we issued to Cornell:

- A 6% Debenture with a principal amount of $10,000,000, the first of three 6% Debentures, for which the aggregate principal amount will be $16,000,000, and

- Three warrants to purchase a total of 8,000,000 shares of our common stock at exercise prices of $1.25 per share (2,000,000 warrants), $1.75 per share (3,000,000 warrants) and $2.00 per share (3,000,000 warrants). Each of the warrants can be exercised for a period of three years although the $1.75 and $2.00 warrants are not exercisable unless our shareholders approve Proposals 2 and 3.

To complete the transaction, we entered into the following agreements (collectively the "Transaction Documents"), each of which is discussed in more detail below:
- Securities Purchase Agreement,
- 6% Debenture,

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